UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 24, 2024

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In the Matter of

Keypath Education International, Inc.   ORDER DECLARING REGISTRATION
1933 N. Meacham Rd., Suite 310   **EFFECTIVE PURSUANT TO SECTION 12(g)**
Schaumburg, IL 60173   **OF THE SECURITIES EXCHANGE ACT OF**
                                                    1934, AS AMENDED

File No: 000-56641

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Keypath Education International, Inc. has filed with the Commission a registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 relating to its Common Stock.

Keypath Education International, Inc. requests that the registration statement be made effective prior to the expiration of sixty days after filing with the Commission.

The request for acceleration, which if granted would subject the registration statement to Section 18 of the Act sooner than it would be otherwise, appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration statement shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara L. Ransom
Office Chief